UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Benton, David H., Jr.
   14 Oak Park
   Bedford, MA  01730
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 30, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Corporate Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |6/20/0|M   | |2,000             |A  |$4.7084    |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |6/20/0|S   | |2,000             |D  |$17.2875   |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |6/20/0|M   | |1,000             |A  |$4.5000    |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |6/20/0|S   | |1,000             |D  |$17.2875   |4,483 (1)          |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Opt|$12.8125|4/3/0|A   |V|25,000     |A  |4/1/0|4/2/1|Common Stock|25,000 |       |25,000 (3)  |D  |            |
ion                   |        |1    |    | |           |   |1 (2)|1    |            |       |       |            |   |            |
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Incentive Stock Option|$4.7084 |6/20/|M   | |2,000      |D  |3/3/9|3/3/0|Common Stock|2,000  |       |6,000 (5)   |D  |            |
                      |        |01   |    | |           |   |7(4) |7    |            |       |       |            |   |            |
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Incentive Stock Option|$4.5000 |6/20/|M   | |1,000      |D  |4/1/9|4/1/0|Common Stock|1,000  |       |0           |D  |            |
                      |        |01   |    | |           |   |6 (6)|6    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Includes purchases pursuant to the Employee Stock Purchase Plan: 65 shares on December 31, 2001 and
115 shares on March 31,
2001.
(2)The options vest on the date of grant with respect to two-sixtieths of the total amount, thereafter in equal monthly increments over a 58 month period commencing May 1,
2001.
(3) On 6/30/2001, options to purchase 1,667 shares were
vested.
(4) Options vest in equal monthly increments over a 60 month period commencing March 3, 1997.
(5) On 6/30/2001, options to purchase 4,400 shares were
vested.
(6)Options vest in equal monthly increments over a 60 month period commencing April 1, 1996, providing that the vesting of the option may accelerate if certain financial performance criteria are met.
SIGNATURE OF REPORTING PERSON
/s/ David  H. Benton,  Jr.
DATE
July 5, 2001